Circle of Wealth Fund III LLC

701 E. Front Avenue, Floor 2

Coeur D’Alene, ID 83814

April 8, 2020

Mr. Jonathan Burr and Ms. Pamela Long

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

Re:	Circle of Wealth Fund III LLC (the “Company”)
Offering Statement on Form 1-A Post Qualification Amendment No.1 Filed on February 13, 2020 File No. 024-10948

Dear Mr. Burr and Ms. Long:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on April 10, 2020, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Lee Arnold

Lee Arnold

President and CEO of Secured Investment Corp., Manager

Circle of Wealth Fund III LLC